

CARDIOME PHARMA CORP.

1441 Creekside Dr, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME ANNOUNCES COMMERCIAL LAUNCH OF XYDALBA™ (dalbavancin) IN FRANCE

Vancouver, Canada, March 3, 2017 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) announced today that it received authorization from the French Transparency Pricing Commission to begin selling XYDALBA in France and that it has subsequently launched XYDALBA in France. The European Medicines Agency (EMA) approved XYDALBA in 2015 for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults and the single dose administration was approved in 2016. XYDALBA can be administered as either one 1500 mg dose or as a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered intravenously over 30 minutes.

Hugues Sachot, Cardiome's Senior VP Commercial, commenting on the XYDALBA launch in France, said, "We are extremely pleased with the progress we've made to date in launching XYDALBA across our licensed territories in Germany, the UK and now France. We've expanded our resources and commercial infrastructure across our European direct sales markets in support of a successful launch and our efforts are paying off by launching on schedule and building excitement around this product within the infectious disease community. "

"We are pleased that our medical professionals in France will now have access to XYDALBA," said Dr. William Hunter, President and CEO. "We believe that XYDALBA's efficacy as demonstrated in the DISCOVER trials[1] and its flexible dosing options will resonate with our physicians by allowing them to choose how to manage therapy based on their patients' needs and availability of resources."

According to Datamonitor, the diagnosed incidence of ABSSSI was ~155,000 patients in 2012 and is expected to grow to over 176,000 by 2030.[2] The ABSSSI hospital market in France is valued at ~$120M.[3]

References:

1. Boucher HW, Wilcox M, Talbot GH, Puttagunta S, Das AF, Dunne MW. Once-weekly dalbavancin versus daily conventional therapy for skin infection. *N Engl J Med.* 2014;370(23):2169-2179 and Dunne MW, Puttagunta S, Giordano P, Krievins D, Zelasky M, Baldassarre J. A randomized clinical trial of single dose vs weekly dalbavancin for treatment of acute bacterial skin and skin structure infection. *Clin Infect Dis.* 2016;62(5):545-551.
2. Datamonitor Healthcare. Skin and Skin Structure Infections: Epidemiology. November 2013.
3. IMS Midas, 2015.

About XYDALBA^{TM}

XYDALBA (dalbavancin) for injection is a second-generation, semi-synthetic lipoglycopeptide, which consists of a lipophilic side-chain added to an enhanced glycopeptide backbone. XYDALBA is the first and only 30-minute, one-dose treatment option for acute bacterial skin and skin structure infections (ABSSSI) that delivers a full course of IV therapy. XYDALBA can be administered as either one 1500 mg dose or as a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. XYDALBA demonstrates bactericidal activity in vitro against a range of Gram-positive bacteria, such as *Staphylococcus aureus* (including methicillin-resistant, also known as MRSA, strains) and *Streptococcus pyogenes*, as well as certain other streptococcal species.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:

David Dean
Cardiome Business Development and Investor Relations
(604) 677-6905 ext 311 or Toll Free: 1-800-330-9928
Email: ddean@cardiome.com

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